

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

David J. Copeland
Chief Executive Officer
Continental Minerals Corporation
Suite 1020, 800 West Pender Street
Vancouver, British Columbia, Canada, V6C 2V6

> **Re:** **Continental Minerals Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 7, 2010**
> **Form 20-F/A1 for Fiscal Year Ended December 31, 2009**
> **Filed August 25, 2010**
> **Form 20-F/A2 for Fiscal Year Ended December 31, 2009**
> **Filed September 28, 2010**
> **Response Letter Dated August 24, 2010**
> **File No. 0-13978**

Dear Mr. Copeland:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director